

August 2, 2023

Robert W. Sharps
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

      **Re: T. Rowe Price Group, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 21, 2023
          File No. 000-32191**

Dear Robert W. Sharps:

     We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 21, 2023

Pay Versus Performance, page 72

1.   Refer to the adjustment calculations in footnotes a - c to the pay versus performance table. We note your use of the term "LTI Awards" rather than "Stock Awards," as used in the Summary Compensation Table. If the use of this terminology represents a difference from the amounts set forth in the Summary Compensation Table, please ensure that your disclosure clearly describes both the difference and your authority therefor. Alternatively, consider using the same terminology used in the Summary Compensation Table.

2.   Also in footnotes a - c of the pay versus performance table, please clarify that the amounts in the row titled "Add Change in Fair Value of LTI Awards Vested as of Vesting Date" represent awards made in prior fiscal years, if true.

3.   It appears that you have included as net income in column (h) of your pay versus performance table amounts equal to the net income attributable to T. Rowe Price Group, Inc. for each year covered by the table. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table as required by Regulation S-K Item 402(v)(2)(v). Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please also provide a clear description of the relationship between compensation actually paid and net income, as opposed to "net income attributable to T. Rowe Price Group, Inc," as required by

Regulation S-K Item 402(v)(5)(ii). Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

Please contact Eric Envall at 202-551-3234 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program